UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*

                        COEUR D'ALENE MINES CORPORATION
------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.00
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   192108108
                         ---------------------------
                                (CUSIP Number)

                           Douglas McAllister, Esq.
                                General Counsel
                              ASARCO Incorporated
                      2575 East Camelback Road, Suite 500
                            Phoenix, Arizona 85016
                              Tel. (602) 977-6500

------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   copy to:
                             Kevin McCaffrey, Esq.
                              ASARCO Incorporated
                             156 West 56th Street
                                  Suite 1902
                           New York, New York 10019
                              Tel. (212) 307-5360

                                 May 20, 2003
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on the following pages)

CUSIP No. 192108108                                                                                  Page 2 of 5 Pages


------------- --------------------------------------------------------------------------------------------------------
              NAMES OF REPORTING PERSONS.                                             ASARCO Incorporated
     1
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).                 13-492440
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           / /

                                                                                               (b)           /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                               OO
------------- --------------------------------------------------------------------------------------------------------

     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   State of New Jersey
------------------------------------ ----------- ---------------------------------------------------------------------
             NUMBER OF                   7       SOLE VOTING POWER
              SHARES
           BENEFICIALLY                          0
             OWNED BY                ----------- ---------------------------------------------------------------------
               EACH                      8       SHARED VOTING POWER
             REPORTING
              PERSON                             0
               WITH                  ----------- ---------------------------------------------------------------------
                                         9       SOLE DISPOSITIVE POWER

                                                 0
                                     ----------- ---------------------------------------------------------------------
                                        10       SHARED DISPOSITIVE POWER

                                                 0
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /_/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO
------------- --------------------------------------------------------------------------------------------------------

CUSIP No. 192108108                                         Page 3 of 5 Pages


          ASARCO Incorporated ("ASARCO") hereby amends the report on Schedule 13D regarding shares of common stock of Coeur d'Alene Mines Corporation (the "Company"), par value $1.00 per share (the "Common Stock"), originally filed on September 20, 1999 (collectively with this Amendment No. 1, the "Schedule 13D"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

Item 1.   Identity and Background.
          -----------------------

          Item 1 is hereby amended and supplemented by adding the following:

          The address of ASARCO's principal place of business is 2575 East Camelback Road, Suite 500, Phoenix, Arizona 85016.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of the date of this report, ASARCO does not beneficially own any shares of Common Stock. On May 14, 2003 ASARCO ceased to be the beneficial owner of five percent or more of the Common Stock. As a result ASARCO is no longer a filing person and will not be required to file any future amendments to the Schedule 13D.

          (b) Not applicable.

          (c) During the past sixty days ASARCO has effected the following transactions in shares of the Common Stock:

Date            No. of Shares Sold          Price Per Share            Method of Transaction
----            ------------------          ---------------            ---------------------
5/14/2003         300,000                   $1.4948                    Open Market
5/15/2003         339,600                   $1.4933                    Open Market
5/16/2003         34,600                    $1.4783                    Open Market
5/19/2003         500,000                   $1.4944                    Open Market
5/20/2003         500,000                   $1.4896                    Open Market
5/21/2003         330,200                   $1.4858                    Open Market
5/22/2003         175,100                   $1.4917                    Open Market
6/03/2003         316,000                   $1.3360                    Open Market
6/04/2003         61,700                    $1.3427                    Open Market
6/05/2003         435,700                   $1.3203                    Open Market
6/06/2003         500,000                   $1.3325                    Open Market
6/09/2003         218,300                   $1.3301                    Open Market
6/10/2003         260,000                   $1.3303                    Open Market
6/11/2003         325,200                   $1.3505                    Open Market
6/12/2003         100,000                   $1.3365                    Open Market
6/13/2003         500,000                   $1.3323                    Open Market
6/16/2003         400,000                   $1.3716                    Open Market
6/17/2003         500,000                   $1.4332                    Open Market
6/18/2003         68,300                    $1.4500                    Open Market
6/19/2003         300,000                   $1.4524                    Open Market
6/30/2003         100,000                   $1.4126                    Open Market
7/02/2003         370,200                   $1.4323                    Open Market
7/03/2003         200,000                   $1.4368                    Open Market
7/07/2003         290,100                   $1.4330                    Open Market

          (d) Not applicable.

CUSIP No. 192108108                                          Page 4 of 5 Pages


          (e) On May 14, 2003 ASARCO ceased to be the beneficial owner of five percent or more of the Common Stock.

CUSIP No. 192108108                                          Page 5 of 5 Pages


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2003

                                        ASARCO INCORPORATED


                                        By:  /s/ James T. O'Neil, Jr.
                                             --------------------------------
                                             Name: James T. O'Neil, Jr.
                                             Title: Vice President